January 14, 2005

U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306
Attn: Babett Cooper


Re:    Skreem Entertainment Corporation
       Form 8-K filed January 11, 2005
       File No. 0-24378

Dear Madam:

On January 14, 2005 Skreem Entertainment Corporation filed an amended Form 8-K with the U.S. . Securities & Exchange Commission. The following changes were made to the report.

1. Under Item 4a. paragraph 2, the following language was added to the end of the paragraph, "other than Thomas Leger & Co. LLP did qualify its opinion and stated substantial doubt about the company's ability to continue as a going concern".

2. The date of the accountant's letter was changed to January 14 and the reference was changed to Item 4(a) from Item 4(b).


                                    Sincerely,

                                   /s/ Charles Camorata

                                   Charles Camorata, Chief Executive Officer
                                   Skreem Entertainment Corporation